April 25, 2008

SAVE VIRTUALSCOPICS, INC. BY VOTING "NO" to CURRENT LEADERSHIP

Dear Fellow Shareholders,

We need your help. We are activist shareholders seeking to restore VirtualScopics' opportunity to succeed by encouraging the current leadership to change. Under their guidance:

- ☐ The share price has plunged over 80%, wiping out more than $100 Million in value
- ☐ NASDAQ has warned that it will need to hold a hearing regarding possible delisting of VirtualScopics' stock if the trading price for the company's stock does not increase to a level that allows it to meet continued listing requirements
- ☐ In our opinion, VirtualScopics Executives continue to be rewarded with lavish compensation and generous stock option grants as your share value declines

As co-founders, shareholders, investors, former employees and, in the case of Ms. Totterman, former directors, of VirtualScopics, we believe strongly in the company's potential for success. We are convinced that its strong foundation of technology and market need give it an unmatched opportunity for growth and profitability, as evidenced by its early success. Unfortunately we have become increasingly concerned about the company's ability to successfully realize its potential under the guidance of the current board of directors and management team, and need your help to rescue this opportunity before it is lost.

Specifically, we question several strategic, operational and financial developments at the company. To clearly communicate concern about these developments, we believe it is important to vote "NO" to the election of the majority of the board members. We urge you to join us to insist the company change its leadership, strategy and direction and immediately address these critical strategic, operational and financial issues.

In order to signal your desire that VirtualScopics urgently address these core problems, we recommend you mark the WITHOLD AUTHORITY box to WITHOLD AUTHORITY to vote for the following board nominees:

- Jeffrey Markin
- Robert Klimasewski
- Terence Walts
- Sidney Knafel
- Colby Chandler
- Norman Mintz, Ph.D.
- Dan Kerpelman

We also recommend that you also mark the EXCEPTIONS box and write "Charles Phelps" and "Mostafa Analoui" in the space provided.

Even if you have already submitted a proxy card, you may revoke your proxy and reclaim your right to vote up to and including the day of the Annual Meeting by giving written notice to VirtualScopics' Secretary, by delivering a proxy card dated after the date of the proxy or by voting in person at the Annual Meeting. All written notices of revocation and other communications with respect to revocations of proxies should be addressed to: VirtualScopics, Inc, 500 Linden Oaks, Rochester, New York, 14625. Attention: Molly Henderson, Secretary.

We also encourage you to contact us with any questions, concerns or suggestions you may have. You may reach us at (585) 586-3886, or at proxyvscp@gmail.com. Please take the time to read and consider the following, which represent some of our most significant concerns regarding VirtualScopics leadership, strategy and direction.

Poor Corporate Governance
In our opinion, the current board of directors has demonstrated a lack of regard for the interests of shareholders:

(a) **Plummeting Stock Price and NASDAQ Warning:** The share price of the company's stock has declined from a high of $6.00 per share in June 2006 to $0.80 (as of January 22, 2008), representing a decline of 87% during a span of a little more than 2 years. In aggregate this represents a loss of over **$100 million** in the market value of the company. The current state of the company's stock price and market capitalization have reached such a low point that NASDAQ has warned that it will need to hold a hearing regarding possible delisting of VirtualScopics' stock on August 6, 2008 if the trading price for the company's stock does not increase to a level that allows it to meet continued listing requirements. In our opinion, the company has not taken any pro-active steps to prevent the price from declining below $1 per share. The current proposal for a reverse-split is yet another example, in our opinion, of a reactive attempt to address an issue too late without any visible proactive planning.

(b) **Significant Executive Compensation & Options Awards Despite Possible De-Listing**: For 2007, the value of CEO Jeff Markin's total compensation package for 2007, as reported in VirtualScopics' proxy statement, is $670,738. In our opinion, it is irresponsible and disrespectful to the shareholders that despite the dramatic share price declines and potential de-listing that occurred under leadership, the board of directors chose to approve significant additional stock option grants to the CEO. Mr. Markin's most recent grant on February 26th, 2008 of 500,000 shares, represents approximately 2% of the currently outstanding common stock of the company. Most disturbing to us is the fact that this very large grant was approved by the board only two weeks AFTER the company received the NASDAQ notification described above. While the management team has received generous compensation packages and larger stock option grants, in our opinion, the shareholders of the company have suffered.

Flawed Business Strategy
In our opinion, the current board and management team have chosen to pursue a business strategy that is unlikely to increase shareholder value for the following reasons:

(a) **Strategic Positioning Leading to Low Market Capitalization:** Traditionally, VirtualScopics has been positioned as a high-end technology company. As described in the latest shareholder teleconference and annual report jacket, VirtualScopics is seeking to move away from research and technology to mainstream clinical research services. In our opinion, choosing to compete in the "low end" segment reduces the shareholder value provided by revenue growth and may cause price erosion and margin pressure due to lack of differentiation and increased competition, further hampering efforts to grow revenues, achieve profitability and restore VirtualScopics' share price.

(b) **Poorly Conceived Belief that "Re-Branding" Is the Answer:** The company announced in a *Rochester Business Journal* (RBJ) article dated March 23, 2007 that they believed re-branding the company will solve its problems. In our opinion the CRO industry is not highly brand sensitive and we believe VirtualScopics should conserve its cash position instead of wasting it on initiatives that are unlikely to deliver new customers or higher profits. Furthermore, CFO Molly Henderson compared VirtualScopics' desired brand positioning with that of HR Block, a low end, seasonal financial services provider. We believe this statement reflects an unsophisticated view of the company's core business and value.

(c) **No Plausible Diagnostic Product Strategy:** The company's management has indicated for more than two years that they are planning to pursue the lucrative and large diagnostic market, raising funds for this objective. However, in our opinion, the company's management team has made no measurable progress against this objective and provides extremely limited visibility about its plans on this initiative beyond vague references. We feel that the company has not developed a concrete plan to realize the diagnostic products opportunity. We are concerned the current board and management team lacks the knowledge, experience and skill to make it happen. Additionally, we feel it is highly likely that the company's stock price has been punished due to the apparent lack of strategy and progress toward introducing a diagnostic product.

Inability to Successfully Execute

In our opinion, the current board and executive management team have established a poor track record of successfully executing operational, financial and strategic tasks that are critical to the success and value of the company:

(a) **Extremely Sluggish Revenue Growth in Core Business:** While VirtualScopics touts that the revenue growth of the company was approximately 25% from 2006 to 2007, we believe that this masks the fact that growth of the core business has been lagging. Based on the company's annual report, the revenues associated with the non-core government business (i.e., Naval Research Laboratories) totaled $671,138. Discounting these non-core contracts, the core business grew at the lackluster rate of 5%, significantly less than the Bio-Imaging Technologies' growth rate of 20%).

(b) **Declining Margins in the Face of a Declining Cash Balance:** Despite frequent management assurances of aggressive operational efficiency programs, the gross margins have plummeted. From Q4 of 2006 to Q4 of 2007 the gross margins have declined from 47% to 35%. We are concerned that the company's board and executive management team may lack expertise to appropriately guide the company toward profitability. It appears to us that the company needs to take

much more aggressive actions regarding its margin structure to drive its profitability efforts. We believe that these efforts to increase profitability are extremely critical because the company now has limited cash reserves and we believe it will face significant challenges in tapping capital markets for additional liquidity.

(c) **Historical Fund Raising Challenges That May Be Repeated:** The company's recent fund raising efforts are of great concern to us. We believe the timing of the recent fund raising effort was highly troubling as it was done when the company had limited cash on hand, greatly complicating the ability to issue shares and resulting in deal terms that were, in our opinion, highly unfavorable to early investors and common shareholders. The warrants that were issued to the purchasers at the time of the fund raising caused VirtualScopics to take a $1.4 million deemed dividend charge to account for the significant "discount" represented by the warrants issued at the time of the financing to the new shareholders.

Despite these unfortunate and troubling events, we continue to believe strongly in the technology and the potential of VirtualScopics. However, we can no longer ignore what we perceive as growing problems with VirtualScopics' strategic direction, performance and resulting loss of share value under the company's current governance and leadership.

We hope you will join us and other shareholders concerned with the recent performance and direction of VirtualScopics by voting "NO" and indicating to VirtualScopics leadership that change needs to occur.

Very Truly Yours,

Saara Totterman, MD, PhD
Co-Founder and Former Chief Medical Officer of VirtualScopics, Inc.

Jose Tamez-Pena, PhD
Co-Founder and Former Chief Technology Officer of VirtualScopics, Inc.